SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

RED ROBIN GOURMET BURGERS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

75689M101
(CUSIP Number of Common Stock Underlying Class of Securities)

Dennis B. Mullen Chief Executive Officer and Chairman of the Board Red Robin Gourmet Burgers, Inc. 6312 S. Fiddler’s Green Circle, Suite 200N Greenwood Village, CO 80111
(Name, Address, and Telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald R. Levine, II, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 Telephone: (303) 892-9400	Annita M. Menogan, Esq. Chief Legal Officer Red Robin Gourmet Burgers, Inc. 6312 S. Fiddler’s Green Circle, Suite 200N Greenwood Village, CO 80111

Calculation of Filing Fee
Transaction Valuation*	Amount of filing fee**
$3,669,615.83	$144.22

*Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that options to purchase 1,645,248 shares of common stock that are eligible to participate in this offer will be purchased by the issuer for an aggregate of $3,669,615.83 in cash.  The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million dollars of the transaction value.  The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144.22

Form or Registration No.: Schedule TO-I, File No. 5-7855

Filing Party: Red Robin Gourmet Burgers, Inc.

Date Filed: January 14, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13E-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Red Robin Gourmet Burgers, Inc. (the “Company”) with the Securities and Exchange Commission on January 14, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 27, 2009.  The Company has made an offer to purchase stock options for cash from eligible employees (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase Outstanding Stock Options for Cash, dated January 14, 2009 (the “Offering Document”), the Introductory Letter, the Election Form and the Election Withdrawal Notice, copies of which are filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iv) and (a)(1)(v), respectively, to the Schedule TO, as amended.  This Amendment No. 2 is the final amendment being filed in order to report the results of the Offer, and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO or any of the exhibits attached thereto.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offering Document and the Schedule TO.

ITEM 4.                                       Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 11:59 p.m., Mountain Time, on Wednesday, February 11, 2009.  A total of 433 Eligible Employees participated in the Offer.  Pursuant to the Offer, the Company accepted elections by Eligible Employees to tender 1,576,306 Eligible Options, representing 96.32% of the Eligible Options that were eligible to be tendered in the Offer.  484,800 of the Eligible Options accepted for tender in the Offer were originally issued under the 2007 Plan and will be available for future issuance under such plan.  The Company will pay an aggregate of $3,497,696.24 to the Eligible Employees participating in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2009	RED ROBIN GOURMET BURGERS, INC.

/s/ Katherine L. Scherping
By: Katherine L. Scherping
Title: Chief Financial Officer